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15025096

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MAR 02 2015

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SECURITIES...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Square Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Embarcadero Center, Suite 1330

(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Arcilla (415) 501-8027

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP

(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

AB 3/24

OATH OR AFFIRMATION

I, Edward R. Swift, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Square Advisors LLC, as of February 23, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEASE SEE ATTACHED JURAT

Union Square Advisors LLC

Financial Statements

December 31, 2014

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 20 15, by Edward Rife Smith --,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WILSON LEE
COMM. # 1963275
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. DEC. 10, 2015

(Seal)

Signature ______________

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Union Square Advisors LLC
San Francisco, California

We have audited the accompanying financial statements of Union Square Advisors LLC, which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Union Square Advisors LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Union Square Advisors LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Union Square Advisors LLC's financial statements. The supplemental information is the responsibility of Union Square Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Armanino LLP

Armanino[LLP]
San Jose, California

February 27, 2015

UNION SQUARE ADVISORS LLC
Statement of Financial Condidtion
December 31, 2014

ASSETS

Assets	
Cash and cash equivalents	$ 2,455,328
Accounts receivable, net	330,018
Prepaid expenses	115,312
Restricted cash	60,000
Property and equipment, net	221,624
Intangibles, net	3,733
Total assets	$ 3,186,015

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 15,447
Accrued expenses	284,392
Deferred rent	152,140
Total liabilities	451,979
Member's equity	2,734,036
Total liabilities and member's equity	$ 3,186,015

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Income Statement
For the Year Ended December 31, 2014

Revenue	
Transaction and advisory fees	$ 12,960,000
Retainer fees	1,665,000
Miscellaneous income	367
Total revenue	14,625,367
Expenses	
Compensation and benefits	10,873,642
Professional fees	1,009,786
Occupancy and related	1,123,276
Consulting fees	287,423
Travel and lodging	409,615
Meals and entertainment	62,868
Depreciation and amortization	71,918
Insurance	70,597
Licensing and filing fees	264,707
Bad debt expense	275,000
Postage and shipping	7,778
Advertising	46,413
Bank service charges	15,344
Total expenses	14,518,367
Income from operations	107,000
Other income (expense)	
Other expenses	(20,366)
Total other income (expense)	(20,366)
Income before income taxes	86,634
Income tax provision	14,004
Net income	$ 72,630

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Member's Equity
For the Year Ended December 31, 2014

Member's equity at December 31, 2013	$ 2,208,774
Member contributions	720,690
Member distributions	(268,058)
Net income	72,630
Member's equity at December 31, 2014	$ 2,734,036

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 72,630
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	71,918
Deferred rent	(41,127)
Changes in operating assets and liabilities	
Accounts receivable, net	337,258
Related party receivable	19,094
Prepaid expenses and other assets	(70,047)
Accounts payable	(26,499)
Accrued expenses	138,077
Net cash provided by operating activities	501,304
Cash flows from investing activities	
Purchase of property and equipment	(25,076)
Net cash provided by investing activities	(25,076)
Cash flows from financing activities	
Member contributions	720,690
Member distributions	(268,058)
Net cash provided by financing activities	452,632
Increase in cash and cash equivalents	928,860
Cash and cash equivalents at beginning of year	1,526,468
Cash and cash equivalents at end of year	$ 2,455,328
Supplemental cash flow activity	
Cash paid for income taxes	$ 11,790

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is a licensed FINRA broker/dealer in California and New York and has offices in San Francisco and New York City.

The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

Revenue recognition

Transaction and advisory fees, including commissions, and retainer fees are recognized as earned when all the services are performed according to terms of the contracts. Interest on receivables is recognized in the period due.

Accounts receivable

Accounts receivable consist of client retainer fees receivable and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. The allowance for doubtful accounts was $12,610 at December 31, 2014.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

1. Nature of Business and Summary of Accounting Policies (continued)

Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives of 15 years using the straight-line method.

Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments have been recognized as of December 31, 2014.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2014, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

Advertising costs

The Company expenses advertising costs as incurred.

1. Nature of Business and Summary of Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2014, the Company has net capital of $2,003,349, which was $1,973,217 in excess of its required net capital of $30,132. Assets totaling $730,687 were excluded from the calculation of the Company's net capital as they were classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 22.56% as of December 31, 2014.

3. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2014:

Computers and equipment	$333,579
Furniture and fixtures	48,214
Software	31,129
LH Rent Incentive	227,160
Leasehold improvements	352,946
	993,028
Less accumulated depreciation and amortization	(771,404)
	$221,624

Depreciation and amortization expense for the year ended December 31, 2014 totaled $71,451.

5. Intangible Assets

Intangible assets consist of the following at December 31, 2014:

Registered domain name	$7,000
Less accumulated amortization	(3,267)
	$3,733

Amortization expense for the year ended December 31, 2014 totaled $467 and is expected to be $467 for each year until becoming fully amortized in 2022.

6. Commitments and Contingencies

Leases

The Company leases office space in San Francisco and New York under non-cancelable operating leases, which expire on November 30, 2016 and December 31, 2017, respectively. Additionally, the Company leases certain office equipment under non-cancelable operating leases that expire at various dates through December 2017.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31:	
2015	900,407
2016	864,569
2017	512,081
	$2,277,057

Rent expense for the year ended December 31, 2014 totaled $870,052.

Letters of credit

At December 31, 2014, the Company has letters of credit in the favor of its New York and San Francisco office landlords. The New York office letter of credit is in the amount of $485,555 and expires February 15, 2018. The San Francisco office letter of credit is in the amount of $60,000 and expires January 31, 2017.

7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan is a multiple employer plan offered by ADP TotalSource Retirement Savings Plan. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution; the Company did not make a contribution to the plan during the year ended December 31, 2014.

8. Concentrations

The Company derives a substantial amount of its revenue from companies in the technology sector. Accordingly, its revenue base and recoverability of its receivables depend to some degree on the economic prosperity of companies within this industry.

In 2014, the Company derived a substantial portion of its revenue from three major customers. Major customers, defined as those customers providing 10% or more of revenue, accounted for approximately 57% of total revenue for the year ended December 31, 2014. The Company had accounts receivable from three customers that accounted for approximately 76% of total accounts receivable at December 31, 2014.

SUPPLEMENTARY INFORMATION

UNION SQUARE ADVISORS LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Computation of net capital		
Member's equity at December 31, 2014		$ 2,734,036
Non-allowable assets		(730,687)
Net capital		$ 2,003,349
Aggregate indebtedness		$ 451,979
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 30,132
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 30,132
Excess net capital (net capital, less net capital requirement)		$ 1,973,217
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 1,958,151
Aggregate indebtedness to net capital		22.56%
Reconciliation with Company's computation (Included in Part II of Form X-17a-5(a) as of December 31, 2014)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 2,010,303
Audit adjustment		(6,954)
Net capital as reported herein		$ 2,003,349
Aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS report		$ 445,025
Audit adjustment		6,954
Aggregate indebtedness, as reported herein		$ 451,979

These differences result in a ratio of aggregate indebtedness to net capital of 22.56 % rather than 22.14% as previously reported.

UNION SQUARE ADVISORS LLC
Schedule II - Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

REPORTS ON EXEMPTION UNDER SEC RULE 15c3-3
UNION SQUARE ADVISORS LLC
FOR THE YEAR ENDED DECEMBER 31, 2014

SEA 15c3-3 Exemption Report

I, Dennis Arcilla, Chief Administrative Officer of Union Square Advisors. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) from January 1, 2014 through the remainder of the fiscal year ending December 31, 2014 without exception; and
3. There were no exceptions during June 1, 2014 through December 31, 2014 in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Dennis Arcilla
Chief Administrative Officer
Union Square Advisors

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF UNION SQUARE ADVISORS LLC FOR THE YEAR ENDED DECEMBER 31, 2014

To the Member of
Union Square Advisors LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Union Square Advisors LLC Report on Exemption From SEC Rule 15c3-3 for the year ended December 31, 2014, in which (1) Union Square Advisors LLC (the "Company") identified the following provision of paragraph (k) of Rule 15c-3 under which the Company claimed an exemption from SEC Rule 15c3-3: paragraph (k)(2)(i) of Rule 15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP
Armanino[LLP]
San Jose, California

February 27, 2015

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Union Square Advisors LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Union Square Advisors LLC (the "Company"), and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Jose, California

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12********1310****************ALL FOR AADC 940
067971 FINRA DEC
UNION SQUARE ADVISORS LLC
2 EMBARCADERO CTR STE 1330
SAN FRANCISCO CA 94111-3837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 35,876

B. Less payment made with SIPC-6 filed (exclude interest) (10,138)
7/30/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 25,738

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Union Square Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 14,350,367

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 14,350,367

2e. General Assessment @ .0025 $ 35,876

(to page 1, line 2.A.)